December 16, 2019

Joseph E. Payne
Chief Executive Officer
Arcturus Therapeutics Holdings Inc.
10628 Science Center Drive, Suite 250
San Diego, California 92121

       Re: Arcturus Therapeutics Holdings Inc.
           Registration Statement on Form S-3
           Filed December 12, 2019
           File No. 333-235475

Dear Mr. Payne:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at (202) 551-3635 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jeffrey A. Baumel, Esq.